FOR IMMEDIATE RELEASE: November 15, 2011	PR 11-27

Atna Drills 385 Feet Grading 0.053 oz/ton Gold at Reward Project

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/ OTCBB:ATNAF) is pleased to report strong gold intercepts at its Reward Gold Mine, Nye County, Nevada. Atna completed the 2011 drill program of fifteen drill holes totaling 8,880 feet (2,700 m) in mid-October and has now received assay results on all drill holes in this campaign.

Highlights of the final drill results include:
•	385 feet grading 0.053 oz/ton gold, including 90 feet grading 0.130 oz/ton gold (117.3 m grading 1.80 g/t, including 27.4 m grading 4.46 g/t) in hole number RW11-032
•	150 feet grading 0.026 oz/ton gold including 55 feet grading 0.040 oz/ton gold (45.7 m grading 0.89 g/t, including 16.8 m grading 1.36 g/t) in hole number RW11-031
•	90 feet grading 0.034 oz/ton gold (27.4 m grading 1.17 g/t) in hole number RW11-030

“The 2011 drill program produced very encouraging results and should help to strengthen the economics of the project. Gold mineralization along the southeastern 1,000 feet (305 m) of the main deposit has been expanded to the east by up to 200 feet (60 m) and remains open to further extensions. This program clearly indicates the potential to expand and increase mine life at Reward,” said James Hesketh, President & CEO.

Detailed Drill Results
	From-feet (meters)	To-feet (meters)	* Length-feet (meters)	Ounces/ton Au (grams/tonne Au)
RW11-030 (Azimuth 0, Angle -90); hole expands resource to east
	170 (51.8)	195 (59.4)	25 (7.6)	0.012 (0.43)
	400 (121.9)	490 (149.3)	90 (27.4)	0.034 (1.17)
	525 (160.0)	550 (167.6)	25 (7.6)	0.014 (0.49)
RW11-031 (Azimuth 0, Angle -90); hole expands resource to east
	0 (0.0)	150 (45.7)	150 (45.7)	0.026 (0.89)
including	0 (0.0)	55 (16.8)	55 (16.8)	0.040 (1.36)
	470 (143.2)	530 (161.5)	60 (18.3)	0.031 (1.06)
RW11-032 (Azimuth 0, Angle -90); hole increases confidence level of resource/reserve
	0 (0.0)	385 (117.3)	385 (117.3)	0.053 (1.80)
including	270 (82.3)	360 (109.7)	90 (27.4)	0.130 (4.46)

From-feet (meters)	To-feet (meters)	* Length-feet (meters)	Ounces/ton Au (grams/tonne Au)
RW11-033 (Azimuth 0, Angle -90) ; hole expands resource to east
	300 (91.4)	335 (102.1)	35 (10.7)	0.010 (0.33)
RW11-034 (Azimuth 0, Angle -90); hole expands resource to east
	15 (4.6)	150 (45.7)	135 (41.1)	0.028 (0.98)
including	25 (7.6)	55 (16.8)	30 (9.1)	0.054 (1.85)
RW11-035 (Azimuth 0, Angle -90); hole defines limits of economic mineralization along northern edge
	520 (158.5)	530 (161.5)	10 (3.0)	0.022 (0.74)
RW11-036 (Azimuth 0, Angle -90); hole defines limits of economic mineralization along northern edge
	460 (140.2)	470 (143.2)	10 (3.0)	0.027 (0.91)
RW11-037 (Azimuth 220, Angle -75); hole increases confidence level of resource/reserve
	65 (19.8)	200 (61.0)	135 (41.1)	0.027 (0.93)
including	70 (21.3)	100 (30.5)	30 (9.1)	0.055 (1.89)
	235 (71.6)	265 (80.8)	30 (9.1)	0.014 (0.47)
*  True thickness of intercepts are estimated to be between 80% and 90% of intercept lengths

Gold mineralization is hosted within gently dipping siltstone units of the Woods Canyon Formation and the Good Hope fault zone. The Good Hope fault zone is a high-angle normal fault and is considered to be the main hydrothermal feeder for gold mineralization at the project.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Reward Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Reward Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Reward Mine when constructed, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com